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MAY 06 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50986

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/18 (MM/DD/YY) AND ENDING 03/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thomas Capital Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4221 Harborview Drive, Suite 200

(No. and Street)

Gig Harbor	Washington	98332
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc

(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

RECEIVED 2019 MAY 16 PM 12:33 SEC / TM

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Stephen Myott, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thomas Capital Group, Inc., as of March 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

DAVID M. LASWELL
NOTARY PUBLIC
STATE OF NEVADA
My Commission Expires: 08-21-19
Certificate No: 15-2931-1

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Thomas Capital Group, Inc.

Report on Audit of Financial Statements
and Supplementary Information

As of and for the Year Ended March 31, 2019

Contents
As of and for the Year Ended March 31, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Thomas Capital Group, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Thomas Capital Group, Inc. (the "Company") as of March 31, 2019, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2019.
Northridge, California
May 1, 2019

Thomas Capital Group, Inc.

Statement of Financial Condition
Year Ended March 31, 2019

ASSETS

Cash	$ 87,045
Accounts receivable	165,000
Client reimbursement receivable	17,181
Prepaid expenses	7,606
Employee Loans	21,672
Marketable securities, at fair market value	1,557
Investments in private investment funds, at estimated fair value	899,244
Furniture and equipment, net of accumulated depreciation of $20,671	7,824
TOTAL ASSETS	$ 1,207,129

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 38,212
TOTAL LIABILITIES	38,212
STOCKHOLDERS' EQUITY	
Common Stock, no par value, 200,000 shares authorized, 103,320 issued, and outstanding	2,965,960
Accumulated Deficit	(1,797,043)
TOTAL STOCKHOLDERS' EQUITY	1,168,917
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,207,129

The accompanying notes are an integral part of these financial statements

Thomas Capital Group, Inc.

Statement of Income
For the Year Ended March 31, 2019

REVENUES:	
Investment banking fees	$ 1,841,819
Net gain on investments	314,167
Interest income	543
Total revenues	2,156,529
OPERATING EXPENSES:	
Employee compensation and benefits	1,029,022
Rent	33,678
Regulatory fees and expenses	15,000
Communications	20,748
Professional fees	73,007
Insurance expense	110,987
Travel and entertainment	73,187
Dues and subscriptions	56,249
Other operating expenses	58,567
Total expenses	1,470,445
NET INCOME	$ 686,084

The accompanying notes are an integral part of these financial statements

Thomas Capital Group, Inc.

Statement of Changes in Stockholders' Equity
For the Year Ended March 31, 2019

	Common Stock	Accumulated Deficit	Stockholders' Equity
April 1, 2018	$ 3,064,485	$ (2,278,127)	$ 786,358
Distributions		(205,000)	(205,000)
Retirement of common stock	(98,525)		(98,525)
Net Income	-	686,084	686,084
March 31, 2019	$ 2,965,960	$ (1,797,043)	$ 1,168,917

The accompanying notes are an integral part of these financial statements

Thomas Capital Group, Inc.

Statement of Cash Flows
For the Year Ended March 31, 2019

OPERATING ACTIVITIES:	
Net income	$ 686,084
Adjustments to reconcile net income to net cash provided by operating activities	
Net gain on investment	(313,271)
Non-cash revenue received in the form of investments in private placement funds	(172,269)
Depreciation expense	1,661
Changes in operating assets and liabilities	
Increase in accounts receivable	(160,000)
Decrease in due from clients	939
Increase in prepaid expenses and deposits	(210)
Increase in employee loans	(21,672)
Decrease in accounts payable and accrued expenses	(485)
Net cash provided by operating activities	20,777
INVESTING ACTIVITIES:	
Withdrawal of investment in private company	112,393
Purchase of furniture and equipment	(2,759)
Net cash provided by investing activities	109,634
FINANCING ACTIVITIES:	
Capital distributions	(205,000)
Redemption of common stock	(98,525)
Net cash used by financing activities	(303,525)
NET DECREASE IN CASH	(173,114)
CASH AT BEGINNING OF YEAR	260,159
CASH AT END OF YEAR	$ 87,045

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements

Notes to Financial Statements
Year Ended March 31, 2019

Note 1 - Description of Operations and Summary of Significant Accounting Policies

Operations - Pursuant to a plan of reorganization effective January 1, 2008, Thomas Capital Group, Inc. (the "Company"), a Washington Subchapter S Corporation, is the successor organization to Thomas Capital Group, LLC. Thomas Capital Group, Inc. assumed all of the assets and liabilities of Thomas Capital Group, LLC, and no changes in ownership and/or control occurred. The Company continues the business of the registered predecessor broker-dealer as a private equity placement agent focused on raising capital for private equity funds and alternative investment products from institutional investors. It is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's primary source of revenue is contractual retainer and placement fees.

In 2011, the Company formed a wholly owned investment adviser, Thomas Investment Group, LLC (the "Subsidiary"), which it registered in the State of Washington. The Subsidiary has not been funded nor has it yet to conduct any business. As of March 31, 2019, the Subsidiary filed Form ADV-W with the State of Washington to terminate its investment adviser status.

Revenue Recognition - Effective April 1, 2018, the Company adopted the revenue recognition accounting pronouncement: Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606), also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"). The core principle of the new standard is to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the associated consideration for those goods or services.

Adoption of ASC Topic 606 did not have a material impact on the Company's financial statements.

Investment banking fees consist of retainer fees and placement fees.

The Company earns retainer fees from providing financial consulting services in accordance with placement or other contractual agreements. Generally, these retainer fees are billed on a periodic basis representing the engagement services performed and nonrefundable. Revenue is recognized in the period billed, upon the completion of the Company's related performance obligations.

The Company earns placement fees as an agent for client offerings. The Company recognizes placement fees revenue upon the closing date of the underlying transaction. At this point, the parties have been identified, the revenue amount is known or is determinable, and the Company's performance obligations have been completed in accordance with the terms of the contractual agreement.

In all cases, revenue recognition is subject to collection being probable. Reimbursable out-of-pocket expenses are recorded as incurred. Transaction-related costs are recorded as expenses in the same reporting period as the associated revenue, when the actual costs are known or estimable. Transaction-related costs are expensed in the event that client engagements are terminated for other reasons.

Cash and cash equivalents - The Company may hold cash in financial institutions that exceeds the Federal Deposit Insurance Corporation (FDIC) insurable limit. The Company mitigates this credit risk by only using highly qualified financial institutions.

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents. The Company includes money market accounts as cash equivalents. There were no cash equivalents as of March 31, 2019.

Due From Clients, net - The Company carries its accounts and notes receivable at cost, net of any allowance for estimated uncollectible amounts. Principal payments are generally made in one to ten installments subject to provisions of the client contract. The Company evaluates amounts due from clients on an ongoing basis and reserves for estimated uncollectible amounts. In its evaluation, the Company assesses the credit history and current relationships with clients having outstanding balances, as well as current market conditions. Reserved amounts are written-off when they are determined to be uncollectible. Based on its evaluation at March 31, 2019, no amounts have been reserved for, or written-off.

Notes to Financial Statements
Year Ended March 31, 2019

Furniture and Equipment - Furniture and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets, which range from three to five years. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Marketable Securities - Equity securities held for investment purposes are carried at market value as determined by the closing price of the reporting period.

Taxes - The Company has elected to be a Subchapter S Corporation for income tax purposes, and its net income or loss is included in the personal tax returns of the shareholders.

Taxes assessed by governmental authorities on revenue-producing transactions are recorded on a gross basis and are included in taxes and licenses expense on the accompanying statement of income.

The Company has elected to report the statement of changes in shareholders' equity without disclosing the accumulated adjustment account and other equity accounts pertinent to an S Corporation. There is no financial impact to these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of March 31, 2019, the IRS has not proposed any adjustment to the Company's tax position.

Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent Events - The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. As a result of this review, the Company reported no events that would require disclosure or have a material impact on the financial statements.

Note 2 - Investments in Private Investment Funds, at estimated fair value

Private Investment Funds - The Company holds investments in 2 nonpublic investment funds with restricted marketability. No quoted market exists for these investments. Each is stated at the closing fair market value as reported by management of the underlying company (Note 3). Management believes this valuation method most fairly presents the amount that would have been realized had the investment been redeemed as of the date of these financial statements. Net investment gain on private investment funds is $316,671 for the fiscal year ended March 31, 2019, and is included in net gain on investments on accompanying statement of income.

Private Investment Funds	
Balance as of April 1, 2018	**$522,697**
Investments received for private placements	172,269
Change in gain (loss)	316,671
Return of capital	(112,393)
Balance as of March 31, 2019	**$899,244**

Notes to Financial Statements
Year Ended March 31, 2019

Note 3 - Fair Value Measurement

On January 1, 2009, the Company adopted FASB ASC 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2019.

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Marketable securities	$ 1,557	$ 1,557	$ -	$ -
Investments in private investment funds	$ 899,244	$ -	$ -	$ 899,244
Total	$ 900,801	$ 1,557	$ -	$ 899,244

Note 4 - Furniture and Equipment

Furniture and equipment are recorded at cost.

		Depreciable Life Years
Computer Equipment	$ 13,835	3
Equipment	1,998	4
Furniture	12,663	5
	25,737	
Less: Accumulated Depreciation	(20,671)	
Equipment and Furniture, net	$ 7,824	

Depreciation expense for the fiscal year ended March 31, 2019 was $1,661.

Note 5 - Related Party Transactions

The Company has a lease agreement with TGH Realty, a related party through common ownership, whereby the related party provides office space for the Company. For the year ended March 31,2019, the Company incurred $21,678 in rent expense under this lease, included in Rent on the Statement of Income. See Note 7 for future minimum lease payments pursuant to this lease agreement.

The Company also has lease agreements with two of its stockholders, whereby the stockholders' provide home office space for the Company. For the year ended March 31,2019, the Company incurred $12,000 in rent expense under these leases, included in Rent on the Statement of Income.

During the year ended March 31, 2019, the Company purchased an Unsecured Promissory Note (the "Note") from its majority stockholder. The Note was purchased at its Face Amount of $18,500 plus accrued interest of $2,629 for a total of $21,129.

This Note has an $18,500 principal balance accruing interest at 5.5% with a maturity date of February 18, 2020. During the year ended March 31, 2019, the Company accrued $543 of interest income under this note, included in Interest income on the Statement of Income. At March 31, 2019, the Company is owed $21,672 and is due from an employee.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 6 - Profit Sharing Plan

Effective January 1, 2004, the Company adopted a qualified Profit Sharing Plan (the "Plan"). Employees are eligible to participate in the Plan after completing six (6) months of service and attaining age 21. The Company profit sharing contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. The profit sharing contributions are 100% vested at all times. The Company recorded profit sharing contributions of $112,298 for the year ended March 31, 2019.

Note 7 - Commitments

Leases - The Company has obligations under an operating lease with initial non-cancelable terms in excess of one year. Aggregate annual payments under this lease agreement at March 31, 2019, are approximately as follows:

Year	Operating Leases
2020	46,983
2021	46,627
2022	50,329
2023	52,090
2024	40,084
Total	238,113

Note 8 - Major Clients

For the fiscal year ended March 31, 2019, six customers accounted for 94% of the Company's total revenues.

Note 9 - Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is effective for the Company as of its year ending March 31, 2020.

Management is evaluating the impact that ASU 2016-02 will have on the Company's financial statements.

Note 10 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on March 31, 2019, the company had net capital of $50,156, which was $45,156 in excess of its required net capital of $5,000; and the Company's percentage of aggregate indebtedness to net capital was 76.19%.

Note 11 - Redemption of Common Stock

During the year ended March 31, 2019, the Company resolved to purchase the 11,900 shares of one of its managing directors. The purchase will occur over an indeterminate amount of time at the discretion of management and as net capital permits. The shares will be cancelled upon purchase. The remaining stockholder's equity ownership percentages will adjust proportionally as the shares are redeemed and cancelled. The stockholder will continue fulfilling his duties as a managing director indefinitely.

During the year ended March 31, 2019, the Company retired 3,500 shares for $98,525. As of March 31, 2019, 8,400 shares remain to be purchased and the Company has no fixed or determinable dates for the purchase of these shares.

Thomas Capital Group, Inc.

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Year Ended March 31, 2019

COMPUTATION OF NET CAPITAL

Stockholders' Capital	$ 1,168,917
DEDUCTIONS	
Accounts receivable	165,000
Client reimbursement receivable	17,181
Prepaid expenses	7,606
Employee loans	21,672
Investments in private investment funds, at estimated fair value	899,244
Furniture and equipment, net of accumulated depreciation of $20,671	7,824
Haircuts on securities	234
Net Capital	50,156
Minimum net capital required	5,000
Excess net capital	$ 45,156

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities and aggregate indebtedness	$ 38,212

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 5,000
Percentage of aggregrate indebtedness to net capital	76.19%

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17a-5, Part IIA report, as of March 31, 2019.

See report of independent registered public accounting firm

Schedule II
Computation for Determination of Reserve Requirement Pursuant to SEC Rule 15c3-3
Year Ended March 31, 2019

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i), in that it does not trade or carry customer accounts and does not hold customer funds or securities.

See report of independent registered public accounting firm

Schedule III
Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3
Year Ended March 31, 2019

The Company is exempt from Rule 15c3-3 under Section (k)(2)(i), in that it does not trade or carry customer accounts and does not hold customer funds or securities.

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Thomas Capital Group, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Thomas Capital Group, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Thomas Capital Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Thomas Capital Group, Inc. stated that Thomas Capital Group, Inc. met the identified exemption provisions throughout the most recent fiscal year ended March 31, 2019, without exception. Thomas Capital Group, Inc's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Thomas Capital Group, Inc's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Northridge, California
May 1, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Thomas Capital Group, Inc.
Assertions Regarding Exemption Provision

To whom it may concern:

Thomas Capital Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): [(2)(i)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 for the year ended March 31, 2019 without exception.

I, STEPHEN J. MYOTT, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Signature

Managing Director
Title

SEC Mail Processing

MAY 06 2019

Washington, DC

Thomas Capital Group, Inc.
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended March 31, 2019

RECEIVED
2019 MAY 16 PM 12: 33
SEC / TM

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Thomas Capital Group, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Thomas Capital Group, Inc. and the SIPC, solely to assist you and SIPC in Thomas Capital Group, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2019. Thomas Capital Group, Inc's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended March 31, 2019 with the Total Revenue amount reported in Amended Form SIPC-7 for the year ended March 31, 2019, noting no differences;

3) Compared any adjustments reported in Amended Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment or underpayment, if any, in the current assessment with the Amended Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Thomas Capital Group, Inc's compliance with the applicable instructions of the Form SIPC-7 for the year ended Thomas Capital Group, Inc. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Thomas Capital Group, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc

Alvarez & Associates, Inc.

Northridge, California
May 1, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Thomas Capital Group, Inc.
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended March 31, 2019

		Amount
Total assessment	$	2,764
SIPC-6 general assessment Payment made on October 15, 2018		(877)
SIPC-7 general assessment Payment made on April 11, 2019		(1,828)
Amended SIPC-7 general assessment Payment made on May 2, 2019		(59)
Total assessment balance **(overpayment carried forward)**	$	-

See report of independent registered public accounting firm

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended March 31, 2019
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

THOMAS CAPITAL GROUP, INC.
4221 HARBORVIEW DRIVE, SUITE 200
GIG HARBOR, WA 98332
8-50986

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Gettenberg 212-668-8700

2. A.	General Assessment (item 2e from page 2)	$2,764
B.	Less payment made with SIPC-6 filed (exclude interest) October 15, 2018, April 12, 2019 (Date Paid)	(2,705)
C.	Less prior overpayment applied	( )
D.	Assessment balance due or (overpayment)	59
E.	Interest computed on late payment (see instruction E) for ______ days at 20% per annum	
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 59

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as F above) $ 59

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

THOMAS CAPITAL GROUP, INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Accountant
(Title)

Dated the 2nd day of May, 2019.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2018 and ending March 31, 2019

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$2,156,529
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	314,167
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	314,167
2d. SIPC Net Operating Revenues	$1,842,362
2e. General Assessment @ .0015 Rate effective 1/1/2017	$2,764

(to page 1, line 2.A.)